U.S. SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549


                         FORM 12b-25


                 NOTIFICATION OF LATE FILING



                                             SEC File Number
                                             0-22991
                                             CUSIP Number
                                             64121L 10 3

 [x] Form 10-KSB

For Period Ended:   Fiscal Year Ended September 30, 1999


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing
checked above, identify the Item(s) to which the
notification relates:     N/A


Part I - Registrant Information


Full Name of Registrant       Network Systems International, Inc.
                              200 N. Elm Street
                             (Address of Principal Executive Office)
                              Greensboro, NC 27401
                             (City, State and Zip Code)


Part II - Rules  12b-25 (b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

     [   ](a)  The reasons described in reasonable detail in
               Part III of this form could not be eliminated without unreasonable effort or expense,

     [X](b)    The subject annual report, semi-annual
               report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [   ](c)  The accountant's statement or other exhibit
               required by Rule 12-b25(c) has been attached if applicable.


Part III - Narrative

Stated below is the reason why Form 10KSB could not be filed within the prescribed period:

     In late November, the Registrant's Chief Financial Officer ("CFO"), the key member of the Registrant's limited accounting staff, suffered an unexpected illness. This illness caused the CFO to be absent from work for three weeks. The CFO's absence significantly delayed preparation of the Registrant's financial statements, and delayed the preparation of data needed by the Registrant's auditors for completion of the audit. This delay could not be eliminated without unreasonable effort or expense.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification is Michael Spohn (336) 271-8400.

(2)  Have all other periodic reports required under section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                  [X] Yes        [ ] No

(3)  Is it anticipated that any significant change in
     results of operations from the corresponding period for the last fiscal year will be reflected by the earnings
     statements to be included in the subject report or portion thereof?
                  [X] Yes        [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Operating results for the 1999 fiscal year are anticipated to show net income of $584,356, compared to net income of $1,967,078 for the 1998 fiscal year. The decrease in net income is attributable to the significant one-time charges incurred in the third quarter that is discussed in our 10-Q filing for the third quarter. Additionally, the software industry as a whole, including the Company, experienced a temporary slowdown in demand for software and hardware as the Company's customers and prospects have focused on their Year 2000 readiness and deferred purchases until year 2000.

Network Systems International, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     December 29, 1999

By:  /s/  Michael Spohn
     Michael Spohn, CFO